Exhibit 99.5

USER GUIDE—VIRTUAL MEETING PLEASEREADCAREFULLY To start To participate online This year, the meeting will take place virtually. Make sure the browser on your device is compatible. You will be able to participate online using You will need the latest version of Chrome, Safari, Edge, your smartphone, tablet or computer. or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, You will be able to view a live webcast of the meeting, go to the following address: ask the board questions and submit your votes in real time. You may also provide voting instructions before the Meeting Access meeting by completing the Form of Proxy or voting web.lumiagm.com/422837892 information form that has been provided to you. Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization. Important Notice for Non-Registered Holders You will need the following information to login: Non-registered holders (being shareholders who hold their Meeting ID Password shares through a broker, investment dealer, bank, trust 422 837 892 cenovus2023 company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting. Registered Shareholders The control number listed on your form of proxy. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the Appointed Proxy instructions set out on your voting information form and in the management information circular relating to the The control number or username provided meeting, in order to appoint and register yourself as proxy, by the transfer agent. otherwise you will be required to login as a guest. Registered Shareholders and Appointed Proxy Registered Shareholders Select “I have a login”. Enter the control number listed on your form of proxy and the password above. Guests Appointed Proxy Select “I am a guest” and fill in the form. Enter the control number or username provided by the transfer agent and the password above.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Questions Once voting has opened, the voting tab will appear. To ask a question, select the messaging tab. Type The resolutions and voting choices will be displayed your question within the box at the top of the screen in that tab. and click the send arrow. To vote, select one of Questions sent via the Lumi AGM online platform will the voting options. be moderated before being sent to the Chair. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. www.lumiglobal.com